Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Declares Dividends

TORONTO, February 27, 2024 – Bank of Montreal (TSX:BMO) (NYSE:BMO) today announced that its Board of Directors declared a quarterly dividend of $1.51 per share on paid-up common shares of Bank of Montreal for the second quarter of fiscal year 2024 (“Q2 2024 Dividend”), unchanged from the prior quarter.

The Board of Directors also declared dividends of:

•	$0.24075 per share on paid-up Class B Preferred Shares Series 27;
•	$0.2265 per share on paid-up Class B Preferred Shares Series 29;
•	$0.240688 per share on paid-up Class B Preferred Shares Series 31;
•	$0.190875 per share on paid-up Class B Preferred Shares Series 33;
•	$0.426 per share on paid-up Class B Preferred Shares Series 44;
•	$0.31875 per share on paid-up Class B Preferred Shares Series 46;
•	$36.865 per share on paid-up Class B Preferred Shares Series 50(1); and
•	$35.285 per share on paid-up Class B Preferred Shares Series 52(1).

The dividend on the common shares is payable on May 28, 2024, to shareholders of record on April 29, 2024. The dividends on the preferred shares are payable on May 27, 2024, to shareholders of record on April 29, 2024.

The above-mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation.

Common shareholders may elect to have their cash dividends reinvested in common shares of the Bank in accordance with the Bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”).

For the Q2 2024 Dividend declared today and subsequently until further notice, such additional common shares will be purchased on the open market without a discount. As previously announced, for the quarterly dividend on common shares declared on December 1, 2023, such additional common shares will be issued from treasury with a two percent discount from the Average Market Price (as defined in the Plan). The discount will not apply to common shares purchased under the “Optional Cash Payment” feature of the Plan.

For registered shareholders who wish to participate in the Plan, Enrolment Forms must be received by the Bank’s transfer agent, Computershare Trust Company of Canada, by the close of business on May 1, 2024. Beneficial or non-registered holders must contact their financial institution or broker well in advance of the above date for instructions on how to participate.

More information about the Plan and how to enroll can be found at:

http://www.bmo.com/home/about/banking/investor-relations/shareholder-information/dividend-reinvestment-plan

(1) The Class B Preferred Shares Series 50 and 52 are not listed on any stock exchanges.

For News Media Enquiries:

Jeff Roman, Toronto, Jeff.Roman@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

For Bank Transfer Agent Enquiries:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, ON M5J 2Y1

Tel: 1-800-340-5021 (Canada and U.S.)

514-982-7800 (All other countries)

Internet: www.bmo.com	Twitter: @BMOmedia